EXHIBIT (a)(4)

Letter to Brokers
Offer to Purchase
by
COLONIAL COMMERCIAL CORP.
its Convertible Preferred Stock
at a Purchase Price of $1.25 Per Share

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on September 22, 2009, unless the Offer is extended. Colonial Commercial Corp. may extend the Offer period at any time.

August 20, 2009

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Colonial Commercial Corp., a New York corporation ("Colonial''), is offering to purchase for cash its Convertible Preferred Stock, $.05 par value per share, at a price of $1.25 per share, net to the seller in cash, without interest.

Colonial’s Offer is being made upon the terms and subject to the conditions set forth in its Offer to Purchase, dated August 20, 2009, and in the related letter of transmittal, which, as they may be amended and supplemented from time to time, together constitute the Tender offer.

Only shares properly tendered and not properly withdrawn will be purchased. All shares tendered and not purchased will be returned at Colonial's expense promptly following the expiration date.

The Tender Offer is not conditioned on any minimum number of shares being tendered. The Tender Offer is, however, subject to other conditions described in the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

●	Letter to shareholders of Colonial, dated August 20, 2009 from William Pagano, Chief Executive Officer of Colonial;

●
Letter to clients that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Tender Offer;

●	Offer to Purchase, dated August 20, 2009;

●	Letter of transmittal for your use and for the information of your clients (together with accompanying instructions, Substitute Form W-9 and guidelines); and

●	Notice of guaranteed delivery to be used to accept the Tender Offer if the share certificates and all other required documents cannot be delivered to the depositary before the expiration date.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Tender Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on September 22, 2009, unless the Tender Offer is extended.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares under the Tender Offer other than the depositary. Colonial will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. Colonial will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the Offer to Purchase and letter of transmittal.

In order to properly tender shares under the Tender Offer, a shareholder must do either (1) or (2) below:

1.	Provide the following so that the depositary receives them before the Offer expires:

●	one of (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer described the Offer to Purchase, and

●
one of (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees or (b) an "agent's message'' of the type described in the Offer to Purchase in the case of a book-entry transfer, and

●	any other documents required by the Offer to Purchase or letter of transmittal.

2.	Comply with the guaranteed delivery procedure set forth in the Offer to Purchase.

●
Shareholders (a) whose share certificates are not immediately available or who will be unable to deliver to the depositary the certificate(s) for the shares being tendered and all other required documents before the expiration date, or (b) who cannot complete the procedures for book-entry transfer before the expiration date, must tender their shares according to the procedure for guaranteed delivery set forth in the Offer to Purchase.

Neither Colonial nor its Board of Directors nor the Depositary make any recommendations to any shareholder as to whether to tender or refrain from tendering all or any shares or as to the price or prices at which to tender shares. Holders of shares must make their own decision as to whether to tender shares and, if so, how many shares to tender and the price or prices at which to tender shares.

Please call American Stock Transfer and Trust Company at 877-248-6417 or 718-921-8317 or MacKenzie Partners, Inc, at 800-322-2885 should you have any inquiries with respect to the Tender Offer or need to obtain additional copies of the enclosed material.

Very truly yours,

Colonial Commercial Corp.

(Enclosures)

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF COLONIAL OR THE DEPOSITARY OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE TENDER OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.